Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1 filed on or about April 12, 2024) and related Prospectus of Brand Engagement Network, Inc. for the registration of its common stock, warrants and options to purchase common stock, and to the use of our report dated March 14, 2024, which includes an explanatory paragraph regarding Brand Engagement Network, Inc.’s ability to continue as a going concern, with respect to the consolidated financial statements of Brand Engagement Network, Inc. (formerly Blockchain Exchange Network, Inc.).

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois

April 12, 2024